UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35850
CUSIP NUMBER 55328R109

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	June 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tingo Group, Inc.
Full Name of Registrant

MICT, Inc.
Former Name if Applicable

28 West Grand Avenue, Suite 3
Address of Principal Executive Office (Street and Number)

Montvale, NJ 07645
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tingo Group, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Quarterly Report”) with the Securities and Exchange Commission within the prescribed time period due to the reasons described below.

Certain allegations have been made by short seller Hindenburg Research. In response to these allegations, the Company’s independent directors are conducting an independent review, with the assistance of independent advisors, and are working to complete the review. However, due to the pendency of the ongoing review, the Company and their independent auditors need additional time to complete the preparation of the Quarterly Report, financial statements, required disclosures and assessment of internal control over financial reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Darren Mercer	(201)	225-0190
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the acquisition of Tingo Mobile Limited and Tingo Foods PLC in December 2022 and February 2023, respectively, the Company anticipates significant changes to the results of operations for the three and six months ended June 30, 2023 as compared to the corresponding periods in 2022. As noted above, the Company’s Quarterly Report is delayed due to the ongoing review by the independent directors of the Company. The Company intends to file the Quarterly Report as soon as practicable within the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

The Company anticipates significantly greater revenue, gross profit, operating expenses, and net profit for the three and six months ended June 30, 2023, as compared to the corresponding periods in 2022.

The above financial information regarding the three and six months ended June 30, 2023 is preliminary and subject to the completion of the Company’s financial statements and the independent directors’ review.

Tingo Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2023	By	/s/ Darren Mercer
Darren Mercer
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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